UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2026
Commission File Number: 001-41912
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Ferrovial N.V.
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Gustav Mahlerplein 61-63
Symphony Towers, 14th Floor
1082 MS Amsterdam
The Netherlands
Tel: +31 20798 37 02
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE
Following the resolution adopted at the shareholders meeting held on April 9, 2026, the conversion of Ferrovial SE
(hereafter, the “Company” or “Ferrovial”) from a Societas Europaea (SE) to a Dutch public limited liability company (naamloze vennootschap or N.V.) was completed and became effective today, April 30, 2026. As a result of this conversion, the name of the Company has changed to Ferrovial N.V. The Company’s articles of association have been amended to reflect the new legal form, and are available on the Company’s website (https://
www.ferrovial.com/en/ir-shareholders/corporate-governance/corporate-policies/).
On April 30, 2026, Ferrovial N.V. has issued a press release announcing the completion of the conversion. A copy of the press release is attached hereto as Exhibit 99.1.
EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release issued by Ferrovial N.V. dated April 30, 2026.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Ferrovial N.V.
Date: April 30, 2026
By: /s/ Ernesto López Mozo
Ernesto López Mozo
Chief Financial Officer